Exhibit 16.1
July 6, 2006
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We are currently principal accountants for Ryder System, Inc. Deferred Compensation Plan and, under the date of June 15, 2006, we reported on the financial statements of Ryder System, Inc. Deferred Compensation Plan as of and for the years ended December 31, 2005 and 2004. On September 22, 2005, we were notified that Ryder System, Inc. Deferred Compensation Plan engaged PricewaterhouseCoopers LLP as its principal accountant for the year ending December 31, 2006 and that the auditor-client relationship with KPMG LLP would cease upon completion of the audit of Ryder System, Inc. Deferred Compensation Plan’s financial statements as of and for the year ended December 31, 2005, and the issuance of our reports thereon. On June 15, 2006, we completed our audit and the auditor-client relationship ceased. We have read Ryder System, Inc. Deferred Compensation Plan’s statements included under Item 4.01 of its Form 8-K/A dated July 6, 2006, and we agree with such statements, except that we are not in a position to agree or disagree with Ryder System, Inc. Deferred Compensation Plan’s statements (i) that the Audit Committee solicited proposals from the four major accounting firms and conducted an extensive evaluation process in connection with the selection of the Ryder System, Inc. Deferred Compensation Plan ‘s independent auditor for the fiscal year ending December 31, 2006 and (ii) that PricewaterhouseCoopers LLP were not engaged regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on Ryder System, Inc. Deferred Compensation Plan’s financial statements.
Very truly yours,
/s/ KPMG LLP